Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 14, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
Ratings Review: July 13, 2005

Merrill and Goldman lose out on VNU’s €7bn IMS deal

M and A

Ratings Review: July 13, 2005

by Gerald C. Magpily
398 words
14/07/2005
TheDeal.com
English
Copyright 2005, The Deal, LLC. All Rights Reserved

When the Dutch media research company VNU NV, the owner of American company ACNielson Corp., agreed July 11th to buy Fairfield, Conn.-based healthcare industry data provider IMS Health for $6.9 billion in cash and stock, Standard & Poor’s mildly applauded.

The credit rating agency showed approval for the deal by maintaining its investment grade ‘BBB’ long-term corporate credit and ‘A-2’ short-term ratings on the Dutch company.

Overall, S&P believes the deal should not burden VNU’s current debt level. According to S&P, VNU will pay about €2.6 billion in cash and €3.2 billion in equity stock for the acquisition of IMS shares, refinancing of its debt, and other related expenses.

S&P also said VNU has the ability to produce sustainable levels of discretionary cash flows of more than 10% of its total debt, and it is expected that the group will steadily apply discretionary cash flows toward debt reduction. Debt maturities of €288 million and €336 million in 2006 and 2007, respectively, offer VNU the ability to lower its gross debt burden with operating cash flows, according to the New York credit rating agency.

“The IMS business should strengthen the business profile of VNU by adding both scale and diversity to the group’s global franchise in marketing intelligence,” said Standard & Poor’s credit analyst Anna Overton. “VNU’s combined operation with IMS is expected to have an annual discretionary cash flow base of about €250 million, offsetting the negative impact on the group’s capital structure stemming from the €500 million share buyback over a two-year timeframe.”

The deal will make VNU the world’s leading provider of information on pharmaceutical sales to the major drug companies. IMS monitors 75% of prescription drug sales in more than 100 countries, and 90% of U.S. sales. After the transaction, VNU is expected to derive 40% of its revenues from healthcare information, 26% from marketing information, 25% from media and entertainment information, and the balance of 9% from business and trade magazines and exhibitions. The North American market should contribute about 57% of combined revenues, which is slightly less than 62% derived by the current VNU business.

Below is a list of this rating change and others:

http://www.TheDeal.com
DLDL000020050714e17e00005

Merrill and Goldman lose out on VNU’s €7bn IMS deal

Michael Herman
290 words
11/07/2005
Financial News Online
English
(c) 2005 eFinancialNews Ltd. Data not available for redissemination.

VNU, the Netherlands media group, has dropped previous bankers Merrill Lynch and Goldman Sachs from the advisory line up on its largest acquisition, a $7bn (€5.8bn) agreed bid for IMS Health, a US data provider.Credit Suisse First Boston, ABN Amro and Deutsche Bank are co-advising VNU alongside Evercore Partners, a US boutique which has not previously advised the media group.

Evercore Partners advised on the opposite side of VNU’s largest previous acquisition: the $2.1bn purchase of AC Nielsen, a US market research company, in 2000. Merrill Lynch was sole adviser to VNU on that deal.

Merrill also advised VNU when it sold its consumer magazines business to Sanoma, a Finish media group, for €1.25bn in 2001. Deutsche Bank was co-adviser on that deal.

Goldman Sachs was co-adviser alongside CSFB on VNU’s €2.bn sale of its directories business to private equity firms Apax Partners and Cinven last year.

Gleacher Partners, another US boutique, is co-adviser to IMS Health with UBS. According to Dealogic, neither has advised the US healthcare data provider on M&A deals in the past.

UBS was adviser to The TriZetto Group, a healthcare technology provider, on its $8bn aborted takeover of IMS Health in 2000. Goldman Sachs advised IMS.

VNU will pay $11.25 in cash and 0.60415 of its own shares for each IMS Health Share valuing IMS’ equity at $6.3bn. VNU will also assume $700m of the company’s debt.

Shares in VNU were trading down 3.85% to €22.45 at 10:15 GMT. IMS Health shares closed at $25.89 in New York on Friday night.
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About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the

SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.